January 9, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 16 to Registration Statement on Form F-1
Filed December 19, 2023
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 4, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 16 to Registration Statement on Form F-1 filed December 19, 2023

Compensation of Directors and Executive Officers, page 128

1. Please update your disclosure for the fiscal-year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company added the relevant disclosure on page 128 of the Revised F-1.

Related Party Transactions, page 130

2. With a view toward current disclosure, please tell us the reasons for the changes in the first paragraph of this section from “the date of this prospectus” to “June 30, 2023.”

Response: In response to the Staff’s comment, the Company amended the first paragraph of related party transaction disclosure from “the date of this prospectus” to “June 30, 2023” with the intent to cover the same period for which our auditor’s interim review report provides negative assurance which is the six months ended June 30, 2023. However, the Company has accordingly revised back to “the date of this prospectus” on page 130 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick